Exhibit 99.1

Yulong Eco-Materials Limited Announces NASDAQ Delisting

New York, Dec. 13, 2018 (GLOBE NEWSWIRE) -- Yulong Eco-Materials Limited (NASDAQ: YECO) (the “Company”), announced today that it has received notice from The Nasdaq Stock Market (“Nasdaq”) that Nasdaq will delist the ordinary shares of the Company. The Company’s ordinary shares will be suspended at the open of business on Friday, December 14, 2018. Nasdaq will file a Form 25 with the Securities and Exchange Commission when all internal appeal periods have run.

Following the delisting, the Company will continue as a publicly-traded entity. It is expected that the Company’s ordinary shares will be quoted on OTC Pink market electronic quotation service under the symbol “YECO.” The Company is exploring its options to have its ordinary shares quoted on other securities exchanges or over-the-counter markets.

About the Millennium Sapphire business

The Company plans to take the Millennium Sapphire on a tour of museums around the world, produce a television documentary, and include it the gemstone in a number of feature films.  The Company will develop games around museum tours.

Contact:

Dennis Burns

Investor Relations

Tel 877-561-8101

dburns@nvestrain.com

For more information on the Millennium Sapphire please visit:

www.millenniumsapphire.com

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